LATAM group increased capacity by 8.2% in July and achieved a solid load factor of 84.6%

Operating statistics for July 2026
Santiago, August 10, 2026 - During July, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 8.2% compared to the same month of 2025. This growth was mainly driven by a 10.8% increase in international operations. During the month, the group launched its new long-haul routes connecting São Paulo (GRU), Brazil, with Punta Cana, Dominican Republic, and Cape Town, South Africa, making the latter LATAM group's second destination in the African continent. This was complemented by a 7.1% increase in domestic capacity offered by LATAM Airlines Brazil and a 1.6% increase in domestic operations of the affiliates in Chile, Colombia, Ecuador and Peru.
Consolidated traffic, measured in revenue passenger-kilometers (RPK), increased by 5.6% compared to July 2025. International operations stood out, with an increase of 8.3%, followed by LATAM Airlines Brazil's domestic market, which recorded a 4.4% year-over-year increase.
As a result, the consolidated load factor reached 84.6% in July. During the month, LATAM group transported 8.1 million passengers, representing a 2.0% increase compared to the same month of 2025.
Regarding cargo operations, capacity measured in available ton-kilometers (ATK) increased by 4.7% compared to July of the previous year. As a result, 85 thousand tons of cargo were transported during the month, 3.7% more than in the same period of 2025.
The following table summarizes the main operating statistics for the month and year-to-date as of July for the main LATAM group business segments:

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LATAM GROUP OPERATIONS	July			Year to Date
	2026	2025	% Change	2026	2025	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	13,937	13,199	5.6%	89,172	81,685	9.2%
DOMESTIC SSC (1)	1,983	2,013	-1.5%	13,615	13,306	2.3%
DOMESTIC BRAZIL (2)	4,274	4,094	4.4%	26,552	24,616	7.9%
INTERNATIONAL (3)	7,680	7,093	8.3%	49,004	43,763	12.0%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	16,480	15,225	8.2%	106,508	97,345	9.4%
DOMESTIC SSC (1)	2,373	2,337	1.6%	16,487	16,158	2.0%
DOMESTIC BRAZIL (2)	5,028	4,694	7.1%	32,338	29,806	8.5%
INTERNATIONAL (3)	9,079	8,195	10.8%	57,683	51,381	12.3%

PASSENGER LOAD FACTOR
SYSTEM	84.6%	86.7%	-2.1p.p	83.7%	83.9%	-0.2p.p
DOMESTIC SSC (1)	83.6%	86.1%	-2.6p.p	82.6%	82.3%	0.2p.p
DOMESTIC BRAZIL (2)	85.0%	87.2%	-2.2p.p	82.1%	82.6%	-0.5p.p
INTERNATIONAL (3)	84.6%	86.6%	-2.0p.p	85.0%	85.2%	-0.2p.p

PASSENGER BOARDED (thousand)
SYSTEM	8,062	7,904	2.0%	52,040	49,465	5.2%
DOMESTIC SSC (1)	2,665	2,718	-2.0%	17,986	17,741	1.4%
DOMESTIC BRAZIL (2)	3,670	3,541	3.6%	23,093	21,626	6.8%
INTERNATIONAL (3)	1,727	1,645	5.0%	10,962	10,098	8.6%

LATAM GROUP CARGO OPERATIONS
REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	381	362	5.0%	2,623	2,539	3.3%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	736	703	4.7%	5,049	4,771	5.8%

CARGO LOAD FACTOR
SYSTEM	51.7%	51.6%	0.1p.p	52.0%	53.2%	-1.3p.p

CARGO TONS TRANSPORTED (thousand)
SYSTEM	85	81	3.7%	596	581	2.6%

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.

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(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.
ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus A330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

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INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
ir.latam.com